Stikeman Elliott LLP Barristers & Solicitors 199 Bay Street Suite 5300, Commerce Court West Toronto, ON M5L 1B9 Canada Main: 416 869 5500 Fax: 416 947 0866 www.stikeman.com

January 7, 2026

Largo Inc.

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario

M5X 1G5, Canada

Dear Sirs/Mesdames

Re: Largo Inc.

Registration Statement on Form F-3 dated January 7, 2026

We have acted as Canadian counsel to Largo Inc. (the "Corporation"), a corporation existing under the Business Corporations Act (Ontario) (the "OBCA"), in connection with the issue and sale of common shares in the capital of the Corporation ("Common Shares"), from time to time, having an aggregate offering price of up to US$60,000,000 pursuant to (i) an at the market offering agreement dated January 7, 2026 (the "ATM Sales Agreement") between the Corporation and H.C. Wainwright & Co., LLC ("Wainwright"), as manager (the "Offering"), and (ii) a registration statement on Form F-3, Registration File No. 333-290163 (the "Registration Statement"), filed by the Corporation with the Securities and Exchange Commission (the "SEC"), including a base prospectus (the "Base Prospectus"), and a prospectus supplement, dated January 7, 2026 (together with the Base Prospectus being the "Prospectus").

Sales of Common Shares pursuant to the Offering (the "Offering Shares"), if any, will be made in transactions that are deemed to be pursuant to an "at-the-market offering" as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended (the "Securities Act"), including sales made directly on or through Nasdaq Capital Market, the existing trading market for the Common Shares of the Corporation in the United States, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as manager, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law and subject, as applicable, the approval of the Toronto Stock Exchange (the "TSX"). Sales and solicitations of sales of Offering Shares by Wainwright shall be made solely in the United States and not on or through the facilities of the TSX or any other trading market in Canada.

We have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction of (i) the Registration Statement, (ii) the Prospectus, (iii) the ATM Sales Agreement (iv) the Corporation's Certificate and Articles of Incorporation, Articles of Amendment and By-laws, as currently in effect, and certain resolutions of the board of directors of the Corporation approving, among other things, the filing of the Registration Statement and the Prospectus, the execution and delivery of, and performance of the Corporation's obligations under the ATM Sales Agreement, and the issuance of the Offering Shares, (v) the conditional approval letter of the TSX dated December 23, 2025, and (vi) such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below.

In examining all documents and in providing our opinion below, we have assumed that:

(a) all individuals had the requisite legal capacity;

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(b) all signatures are genuine;

(c) all documents submitted to us as originals are complete and authentic and all photostatic, certified, telecopied, notarial or other copies conform to the originals;

(d) all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate as of the date hereof;

(e) the certificate of continuation is conclusive evidence that the Corporation is continued under the OBCA;

(f) all facts set forth in the certificates supplied by the respective officers and directors of the Corporation are complete, true and accurate as of the date hereof;

(g) the ATM Sales Agreement has been duly executed (as a matter of contract law), authorized and delivered by each of the parties other than the Corporation, and is a legal, valid and binding agreement of the parties enforceable against each of them in accordance with its terms under the law of the State of New York ("Foreign Law");

(h) the terms used in the ATM Sales Agreement have the same meanings under the laws of the Province of Ontario, and the federal laws applicable therein ("Provincial Law") as they do under Foreign Law and would be interpreted and understood under Provincial Law in the same way as they are interpreted and understood under Foreign Law;

(i) performance of the obligations under the ATM Sales Agreement will not be illegal under the law of the place of performance if that is a place other than Ontario;

(j) with respect to all issuances and trades of securities contemplated in our opinions expressed below, at the time of any such issuance or trade, no order will have been issued by any applicable regulatory authority or any other regulatory body having jurisdiction or any court having the effect of "cease trading" or otherwise restricting such issuance or trade;

(k) the Corporation is not in the business of trading in securities under Securities Laws (as defined below);

(l) the Prospectus: (i) contains full, true and plain disclosure of all material facts (as such term is defined under the Securities Laws) relating to the Offering and the Offering Shares; (ii) does not contain an untrue statement of material fact; and (iii) does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

(m) there has been no change in a material fact and no material change (as such term is defined under the Securities Laws) in the business, operations or capital of the Corporation and that no change has occurred in the terms and conditions of the Offering as described in Prospectus, in either case requiring the filing of an amendment to the Registration Statement or the Prospectus; and

(n) no Offering Shares will be offered for sale or sold to any person resident in Canada, formed under the laws of Canada or a province or territory thereof or otherwise subject to Securities Laws (as defined below).

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As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Corporation and others and of public officials. In our capacity as counsel to the Corporation in connection with the preparation of the Registration Statement and the filing of the Registration Statement, we are familiar with the proceedings taken and proposed to be taken by the Corporation in connection with the authorization and issuance of the securities offered under the Registration Statement and Prospectus. For purposes of this opinion, we have assumed that such proceedings will be timely and properly completed, in accordance with all requirements of the Applicable Law (as defined below), in the manner presently proposed.

For purposes of this opinion, the term "Securities Laws" means, collectively all applicable securities legislation, rules, regulations, and where applicable, blanket orders, of the Province of Ontario.

We are qualified to practice law in the Province of Ontario, and our opinion expressed herein is only with respect to the laws of the Province of Ontario and the federal laws of Canada applicable therein now in effect (the "Applicable Law"). We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof. We assume no obligation to revise or supplement this opinion should any Applicable Laws be changed subsequent to the date hereof by legislative action, judicial decision or otherwise or if there is a change in any fact or facts after the date hereof. Where our opinion refers to any of the securities or shares as being "fully paid and non-assessable", no opinion is expressed as to actual receipt by the Corporation of the consideration for the issuance of such shares or as to the adequacy of any consideration received.

Where our opinions expressed herein refer to any of the Offering Shares having been issued as being "fully-paid and non-assessable", such opinion assumes that all required consideration (in whatever form) has been paid for such shares. No opinion is expressed as to the adequacy of any consideration received.

Based on and subject to the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, on the date hereof, the Offering Shares, when issued, sold and delivered in the manner and for the consideration set forth in and in accordance with the ATM Sales Agreement, subject to receipt of payment in full for them, the Offering Shares will be validly issued as fully paid and non-assessable common shares in the capital of the Corporation.

We hereby consent to the use of our name in, and the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the Prospectus. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under the Securities Act or the rules and regulations of the SEC promulgated thereunder. This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in Applicable Law.

Yours truly,

/s/Stikeman Elliott LLP